May 31, 2019

Neil E. de Crescenzo
President and Chief Executive Officer
Change Healthcare Inc.
3055 Lebanon Pike, Suite 1000
Nashville, Tennessee 37214

       Re: Change Healthcare Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed May 24, 2019
           File No. 333-230345

Dear Mr. de Crescenzo:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form S-1 filed May 24, 2019

Capitalization, page 93

1. Given that the Units are to be sold under a separate prospectus and in order to enhance transparency and clarity between the common stock offering and the tangible equity units offering, please revise to present the allocable amount of purchase contracts included within additional paid-in capital as a separate line item within your table.
2. Please revise to provide a footnote explaining how you determined the members' deficit as shown in the Change Healthcare LLC capitalization table on page 94.
3. Please revise to describe how you determined the percentage of the amount of the Units to allocate to the amortizing notes and to the purchase contracts, as described in footnotes 2 and 4, including any assumptions used. Further, please explain how you calculated the
 Neil E. de Crescenzo
Change Healthcare Inc.
May 31, 2019
Page 2
         allocated amounts disclosed. To this extent, when the percentages provided are applied to the net proceeds expected from the tangible equity units offering, we are not able to calculate the amounts provided.
Dilution, page 96

4. We note you refer to the Offering Transactions in the introductory paragraph here.
         However, it appears this disclosure only reflects the common stock offering and not the tangible equity offering. Please revise to clearly disclose which transaction(s) are reflected here.
Unaudited Pro Forma Condensed Financial Information, page 98

5. Please revise to more clearly describe the transactions reflected and entities involved in the pro forma information presented. Alternatively, you may cross-reference to this information elsewhere in your filing. Refer to Rule 11-02(b)(2) of Regulation S-X.
6. Please clarify when you refer to "this offering" both here and within the notes to your pro forma information whether you are referring only to the common stock offering, only to the tangible equity units offering, or to both offerings. Please revise accordingly.
Notes to Unaudited Pro Forma Condensed Financial Information, page 103

7. Please revise note (1)a to describe the assumptions and inputs that will be used to determine the relative fair value basis on which you will allocate the proceeds between the purchase contract and amortizing note components of the Units. Further, please clarify where these amounts are reflected on the pro forma balance sheet (e.g., in current maturities of long-term debt or long-term debt).
8. Please explain why the third-party costs referred to in note (2)d were reclassified directly to members' deficit. Refer to guidance in Rule 11-02(b)(6) of Regulation S-X.
9. Please revise notes (3)c and (3)d on page 105, and note (4)c on page 106, to disclose the interest rate on these financial instruments.
10. Please revise note (3)e on page 105 and note 4(d) on page 106 to disclose the applicable income tax rate used.
Tangible Equity Units Offering, page 237

11. We note from your disclosure here that either you or the purchase contract holders have
FirstName option to settle thede Crescenzo
       the LastNameNeil E. contracts before the mandatory settlement date in 2022. Please
Comapany NameChange Healthcare Inc.
       revise to explain the terms and conditions surrounding the circumstance when you would
May 31, 2019 Page 2these contracts early.
       elect to settle
FirstName LastName
 Neil E. de Crescenzo
FirstName LastNameNeil E. de Crescenzo
Change Healthcare Inc.
Comapany NameChange Healthcare Inc.
May 31, 2019
Page 3
May 31, 2019 Page 3
FirstName LastName
Notes to Financial Statements of Change Healthcare, Inc.
8. Incentive Compensation Plans
Contingent Awards, page F-18

12. Please revise to state the number of awards you committed to issue to Joint Venture employees and, therefore, the total amount of compensation expense you expect to incur.
         In addition, please revise to describe the method by which these awards will be valued
         (i.e., the IPO price or some other basis). Similarly, please also revise your disclosures on page F-64.
Notes to Consolidated Financial Statements of Change Healthcare LLC
16. Incentive Compensation Plans
Valuation Assumptions, page F-64

13. We note you granted both time-vesting options and exit-vesting options during fiscal year
         2019. For each issuance during 2019 and into fiscal 2020, to date, please provide us with the dates, number of options issued, and the fair value of the underlying common stock.
         Further, we note the weighted-average fair value of the underlying common stock for these issuances is disclosed in your table here. Giving effect to the forward stock split which will occur prior to your IPO, it appears that these values may decrease significantly to below the expected midpoint of your IPO price range. Accordingly, please provide us with your cheap stock analysis as support for the stock-based compensation expense recorded for these options.
General

14. Please revise to include a general definition of terms used throughout your filing. To this extent, you now refer to two transactions, the common stock offering and the tangible equity units offering, as well as multiple entities (e.g., the Company, the Joint Venture, the
         LLC, etc.) in your disclosures. Accordingly, please consider including a centralized glossary where you clearly define certain terms used repeatedly throughout your filing, such as "Concurrent Offering," "Common Stock Offering," "Units," "LLC Units," "Offering Transactions," etc..
 Neil E. de Crescenzo
FirstName LastNameNeil E. de Crescenzo
Change Healthcare Inc.
Comapany NameChange Healthcare Inc.
May 31, 2019
Page 4
May 31, 2019 Page 4
FirstName LastName
       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Craig
Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Barbara C. Jacobs, Assistant Director, at
(202) 551-3735
with any other questions.



                                                           Sincerely,

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